EXHIBIT 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

BetterLife Pharma Inc. (the “Company”) 1275 West 6th Avenue Suite 300 Vancouver, British Columbia V6H 1A6

Item 2	Date of Material Change

March 2021

Item 3	News Releases

News releases dated March 24 and March 29, 2021.

Item 4	Summary of Material Change

On March 24, 2021, the Company announced that it has entered into an agreement with the laboratory of Dr. Adam L. Halberstadt at the University of California San Diego (“UCSD”) for TD-0148A preclinical behavioural pharmacology studies. As part of the research agreement, Dr. Halberstadt’s team will work with the Company to test TD-0148A in various preclinical models that are established in their lab. The team’s expertise is to understand how psychedelics and related compounds interact with the serotonergic system and how those molecules could be developed to treat psychiatric and neurodevelopmental disorders. Dr. Halberstadt’s research focuses on the pharmacology of psychedelic drugs and their derivatives. He is a co-founder of the Psychedelics and Health Research Initiative at UCSD and served as the primary editor of the 2018 book, Behavioral Neurobiology of Psychedelic Drugs.

On March 29, 2021, the Company closed its third tranche of a non-brokered private placement by issuing 749,091 common shares at a price of $1.40 per common share for gross proceeds of $1,048,727.

During March 2021, the Company issued 74,909 common shares to a third party for services rendered. The Company also granted 200,000 share purchase warrants, with an exercise price of $1.21 and two year expiry, to a third party for services.

Item 5	Full Description of Material Change

Refer to Item 4 and the news release in Schedule “A”.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

This Report is not being filed on a confidential basis in reliance on subsection 7.1(2) of National Instrument 51-102.

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Item 7	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8	Executive Officer

Further information can be obtained from Ahmad Doroudian, Chief Executive Officer of the Company, at (604) 221-0595.

Item 9	Date of Report

March 31, 2021

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SCHEDULE “A”

BetterLife Enters Into Research Agreement with UCSD for TD-0148A Behavioural Pharmacology Studies

VANCOUVER, British Columbia, March 24, 2021 - BetterLife Pharma Inc. (“BetterLife” or the “Company”) (CSE: BETR / OTCQB: BETRF / FRA: NPAU), an emerging biotech company focused on the development and commercialization of cutting-edge treatments for mental disorders, announces an agreement with the laboratory of Dr. Adam L. Halberstadt at the University of California San Diego (“UCSD”) for TD-0148A preclinical behavioural pharmacology studies. TD-0148A is a second-generation lysergic acid diethylamide (“LSD”) derivative that BetterLife believes will mimic the therapeutic potential of LSD without producing hallucinogenic effects or other psychoactive side-effects.

"TD-0148A is a potential new therapy to treat debilitating psychiatric disorders with high unmet need, such as severe treatment-resistant depression and post-traumatic stress disorder. BetterLife’s goal is to bring this treatment to the clinic as soon as possible, and the expertise of Dr. Halberstadt, a leading scientist in the field of psychedelic behavioural pharmacology, will help us realize our vision," said BetterLife's Chief Executive Officer, Ahmad Doroudian.

As part of the research agreement, Dr. Halberstadt’s team will work with BetterLife to test TD-0148A in various preclinical models that are established in their lab. The team’s expertise is to understand how psychedelics and related compounds interact with the serotonergic system and how those molecules could be developed to treat psychiatric and neurodevelopmental disorders. Dr. Halberstadt’s research focuses on the pharmacology of psychedelic drugs and their derivatives. He is a co-founder of the Psychedelics and Health Research Initiative at UCSD and served as the primary editor of the 2018 book, Behavioral Neurobiology of Psychedelic Drugs.

“We are excited to have the opportunity to examine TD-0148A in our established preclinical models,” said Dr. Halberstadt. “Given the high rate of resistance to selective serotonin reuptake inhibitors and other first-line treatments for major depressive disorder, there is an urgent need for new anti-depressant medications. LSD and other psychedelic drugs have been shown to have anti-depressant effects, but some patients will not tolerate their hallucinogenic effects. Therefore, non-hallucinogenic derivatives of these drugs, such as TD-0148A, represent a promising alternative.”

About BetterLife Pharma

BetterLife Pharma Inc. is an emerging biotechnology company engaged in the development and commercialization of next generation psychedelic products for the treatment of mental disorders. Utilizing drug delivery platform technologies, BetterLife is also refining and developing drug candidates from a broad set of complementary interferon-based technologies which have the potential to engage the immune system to fight virus infections, such as the coronavirus disease (COVID-19) and human papillomavirus.

For further information please visit www.abetterlifepharma.com.

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About UC San Diego School of Medicine

Established in 1968, UCSD School of Medicine is consistently ranked among the top medical school programs in the country for primary care and research by U.S. News & World Report and among the top 10 medical schools for National Institutes of Health total funding. The school is internationally recognized as a place where discoveries are delivered — bringing breakthroughs from the research lab to patients' bedsides. Faculty members care for patients at UC San Diego Health, where primary care is available at several convenient locations throughout San Diego County and our advanced specialty care consistently ranks among the nation’s best. For more information, please visit: medschool.ucsd.edu.

Contact

Ahmad Doroudian, Chief Executive Officer

Email: ahmad.doroudian@blifepharma.com

Phone: 604-221-0595

Cautionary Note Regarding Forward-Looking Statements

No securities exchange has reviewed nor accepts responsibility for the adequacy or accuracy of the content of this news release. This news release contains forward-looking statements relating to product development, licensing, commercialization and regulatory compliance issues and other statements that are not historical facts. Forward-looking statements are often identified by terms such as “will”, “may”, “should”, “anticipate”, “expects” and similar expressions. All statements other than statements of historical fact, included in this release are forward-looking statements that involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company’s expectations include the failure to satisfy the conditions of the relevant securities exchange(s) and other risks detailed from time to time in the filings made by the Company with securities regulations. The reader is cautioned that assumptions used in the preparation of any forward-looking information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, as a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company. The reader is cautioned not to place undue reliance on any forward-looking information. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement. The forward-looking statements contained in this news release are made as of the date of this news release and the Company will update or revise publicly any of the included forward-looking statements as expressly required by applicable law.

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BetterLife Added to Horizons Psychedelic Stock Index ETF

Announces Closing of Non-Brokered Private Placement

VANCOUVER, British Columbia, March 29, 2021 - BetterLife Pharma Inc. (“BetterLife” or the “Company”) (CSE: BETR / OTCQB : BETRF / FRA: NPAU) is pleased to announce that it has been added to the Horizons Psychedelic Stock Index ETF (PSYK : NEO), the world's first ETF offering direct exposure to North American publicly listed securities that have significant business activities in, or significant exposure to, the psychedelics industry.

BetterLife’s therapeutic pipeline includes TD-0148A, a nontoxic second-generation Lysergic Acid Diethylamide (“LSD”) derivative molecule that mimics the projected therapeutic potential of LSD in the treatment of disorders such as severe depression, substance dependencies, post-traumatic stress disorder (“PTSD”), and migraines.

Ahmad Doroudian, BetterLife’s CEO, said “We are honoured to be included in the Horizons Psychedelic Stock Index ETF as part of the first quarterly rebalance of its holdings. The ETF will bring additional exposure to potential new investors and generate value for existing shareholders.”

The Company also announced today that it has closed a non-brokered private placement (the "Offering") by issuing 1,779,833 common shares at a price of CAD$1.40 per common share for gross proceeds of CAD$2,491,766. The common shares issued pursuant to the Offering are subject to a four month hold period under applicable securities laws, which hold period expires four months and a day following the date of issuance.BetterLife will use the proceeds for working capital purposes and for advancement of pre-clinical and clinical programs.

About Horizons ETFs Management (Canada) Inc.

Horizons ETFs Management (Canada) Inc. is an innovative financial services company and offers one of the largest suites of exchange traded funds in Canada. The Horizons ETFs product family includes a broadly diversified range of solutions for investors of all experience levels to meet their investment objectives in a variety of market conditions. Horizons ETFs has over $17.5 billion of assets under management and 88 ETFs listed on major Canadian stock exchanges.

For further information please visit www.HorizonsETFs.com.

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About BetterLife Pharma Inc.

BetterLife Pharma Inc. is an emerging biotechnology company engaged in the development and commercialization of next generation psychedelic products for the treatment of mental disorders. Utilizing drug delivery platform technologies, BetterLife is also refining and developing drug candidates from a broad set of complementary interferon-based technologies which have the potential to engage the immune system to fight virus infections, such as the coronavirus disease (COVID-19) and human papillomavirus.

For further information please visit www.abetterlifepharma.com.

Contact

Ahmad Doroudian, Chief Executive Officer

Email: Ahmad.Doroudian@blifepharma.com

Phone: (604) 221-0595

Cautionary Note Regarding Forward-Looking Statements

No securities exchange has reviewed nor accepts responsibility for the adequacy or accuracy of the content of this news release. This news release contains forward-looking statements relating to product development, licensing, commercialization and regulatory compliance issues and other statements that are not historical facts. Forward-looking statements are often identified by terms such as “will”, “may”, “should”, “anticipate”, “expects” and similar expressions. All statements other than statements of historical fact, included in this release are forward-looking statements that involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company’s expectations include the failure to satisfy the conditions of the relevant securities exchange(s) and other risks detailed from time to time in the filings made by the Company with securities regulations. The reader is cautioned that assumptions used in the preparation of any forward-looking information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, as a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company. The reader is cautioned not to place undue reliance on any forward-looking information. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement. The forward-looking statements contained in this news release are made as of the date of this news release and the Company will update or revise publicly any of the included forward-looking statements as expressly required by applicable law.

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